Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 5, 2014 relating to the

Preliminary Prospectus Supplement dated May 5, 2014

to Prospectus dated September 28, 2012

Registration Statement No. 333-184157

Final Pricing Term Sheet

$350,000,000 3.50% Senior Notes due 2024

Issuer:	Waste Management, Inc.

Guarantor:	Waste Management Holdings, Inc.

Principal Amount:	$350,000,000

Maturity:	May 15, 2024

Coupon:	3.500%

Price to Public:	99.748% of face amount

Underwriting Discount:	0.65%

Benchmark Treasury:	2.75% due February 15, 2024

Spread to Benchmark Treasury:	92 basis points

Benchmark Treasury Price and Yield:	101-6+ / 2.61%

Yield to Maturity:	3.530%

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2014.

Redemption Provisions:	The Notes are redeemable at any time prior to February 15, 2024 (three months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a make whole redemption price using the applicable Treasury rate plus 15 basis points (as defined and described in further detail in the Prospectus Supplement). Redeemable on or after February 15, 2024 (three months prior to the maturity date), in whole or from time to time in part, at the option of the Company, at a price of 100% plus accrued interest.

Trade Date:	May 5, 2014

Settlement:	T+3; May 8, 2014

CUSIP/ISIN:	94106LAZ2 /US94106LAZ22

Denominations/Increments:	$2,000/$1,000

Joint Book-Running and Joint Lead Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC RBS Securities Inc.

Co-Managers:	BBVA Securities Inc. Blaylock Beal Van, LLC Drexel Hamilton, LLC Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

Anticipated Ratings:	Moody’s: Baa3 (stable) S&P: A- (stable) Fitch: BBB (stable)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: (1) Deutsche Bank Securities Inc. toll-free at (800) 503-4611; (2) J.P. Morgan Securities Inc. collect at (212) 834-4533; or (3) RBS Securities Inc. toll-free at (866) 884-2071. Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.